NEWS RELEASE

New York - AG	January 16, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Completes Acquisition of Gatos Silver

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") and Gatos Silver, Inc. (NYSE: GATO) (TSX: GATO) ("Gatos Silver") are pleased to announce the completion of the acquisition of Gatos Silver by First Majestic (the "Transaction") pursuant to the agreement and plan of merger (the "Merger Agreement") previously announced in the joint news release of First Majestic and Gatos Silver dated September 5, 2024.

On Tuesday, January 14, 2025, both First Majestic and Gatos Silver announced that they received all necessary shareholder approvals at the respective special meetings of each company's shareholders. Approximately 98.44% of the votes cast at the special meeting of First Majestic's shareholders were voted in favour and approximately 99.23% of the votes cast at the special meeting of Gatos Silver's stockholders were voted in favour.

Under the terms of the Merger Agreement, First Majestic has acquired all of the issued and outstanding shares of common stock of Gatos Silver ("Gatos Silver Shares") and Gatos Silver is now a wholly-owned subsidiary of First Majestic. Stockholders of Gatos Silver will receive 2.55 First Majestic common shares ("First Majestic Shares") for each Gatos Silver Share held, and cash in lieu of fractional First Majestic Shares (collectively, the "Merger Consideration").

"With the closing of this transaction, First Majestic is integrating a high-quality, long-life and positive free cash flow operation into our portfolio of producing mines in Mexico. Cerro Los Gatos is truly a world-class district with robust production and cost profile combined with meaningful exploration potential", said Keith Neumeyer, President & CEO. "Over the coming quarters, we will continue to communicate our plans for Cerro Los Gatos, which will include ways to realize synergies and integration throughout the business. I would like to take this opportunity to personally welcome Gatos Silver stockholders into First Majestic as we create the industry's leading intermediate primary silver producer. Finally, I would like to welcome our joint venture partner Dowa Metals and Mining, whom we look forward to working with closely at Cerro Los Gatos as a supportive and trusted partner."

With the Transaction now complete, the Gatos Silver Shares will cease trading and will be delisted from the New York Stock Exchange and the Toronto Stock Exchange.

Gatos Silver stockholders who hold their Gatos Silver Shares beneficially (for example, in a brokerage account or self-directed trading account), will not be required to take any specific actions to exchange their Gatos Silver Shares for the Merger Consideration. Their Gatos Silver Shares will automatically be exchanged for the Merger Consideration, and such stockholders will receive the Merger Consideration to which they are entitled directly in their account(s) in the coming days.

Record holders of Gatos Silver Shares will be sent by mail a letter of transmittal and instructions for use in effecting the surrender of the Gatos Silver Shares that they hold through one or more share certificates or in book-entry form evidenced through a Direct Registration Account Statement in exchange for the Merger Consideration.  On the surrender of such share certificates (or effective affidavits of loss in lieu of a share certificate) or book-entry shares to the exchange agent, together with a duly completed and validly executed letter of transmittal, or, in the case of book-entry shares, receipt of an "agent's message" by the exchange agent, and such other documents as may customarily be required by the exchange agent, the holder of such share certificates (or effective affidavits of loss in lieu of a share certificate) or book-entry shares will be entitled to receive, in exchange, the Merger Consideration in respect of their Gatos Silver Shares. A generic form of letter of transmittal has been filed under the Company's profile on SEDAR+ and is available at www.sedarplus.ca.

2025 PRODUCTION AND COST GUIDANCE

The Company is planning to release its 2024 audited financial results, 2025 production and cost guidance and host a conference call with management on February 20, 2025.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and a 70% joint venture interest in the Cerro Los Gatos Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: receipt of the Merger Consideration by Gatos Silver stockholders; delisting of the Gatos Silver Shares; the Company's plans for the Cerro Los Gatos Silver Mine and communication thereof; and timing for the release of the Company's 2024 audited financial results and production and cost guidance. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.